

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Elias Mark
Chief Financial Officer
Gambling.com Group Ltd
22 Grenville Street
St. Helier, Channel Island of Jersey JE4 8PX

> **Re: Gambling.com Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated June 16, 2023**
> **File No. 001-40634**

Dear Elias Mark:

We have reviewed your June 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Business Overview, page 32

1.    We note your response to comment one. Non-GAAP C&DI 102.12 applies to a financial measure or information that is not in accordance with GAAP (in your case IFRS) or calculated exclusively from amounts presented in accordance with GAAP (IFRS). Net income divided by revenue would be calculated exclusively from amounts presented in accordance with IFRS and, therefore, is not subject to C&DI 102.12 and is not prohibited. Please revise to provide disclosure of the most directly comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. We do not object to you reconciling solely Adjusted EBITDA to net income.

Item 5. Operating and Financial Review and Prospects
Results of Operations
Revenues, page 45

2.      We note your response to comment two.  Please supplementally provide us quantification of the extent to which revenue recognized in each of the last three fiscal years results from referrals in that year or referrals from prior fiscal years.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-15

3.      We note your response to comment three.  Please revise your disclosure to include an explanation similar to that provided in your response.

Note 19. Operating Expenses
Sales and Marketing Expenses, page F-43

4.      We note your response to comment six.  You state external content costs are primarily associated with articles published on your websites.  Given that you earn revenue from subscriptions, it is not clear from your response why such costs are not classified as cost of sales.  Please advise.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services